02044820

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 2001.

OR

[ ] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 0-15981

A. Full title of the Plan:

HRH RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

HILB, ROGAL AND HAMILTON COMPANY
4951 Lake Brook Drive, Suite 500
GLEN ALLEN, VIRGINIA 23060
(804) 747-6500

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HRH RETIREMENT SAVINGS PLAN

DATE: June 26, 2002

Carolyn Jones
Senior Vice President, Chief Financial Officer and Treasurer
Hilb, Rogal and Hamilton Company

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and year ended December 31, 2001
with Report of Independent Auditors

0205-0304170-RIC

HRH Retirement Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000 and year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
One James Center
Suite 1000
901 East Cary Street (23219 4065)
P.O. Box 680
Richmond, Virginia 23218-0680

Phone: (804) 344-6000
www.ey.com

Report of Independent Auditors

Plan Administrator
HRH Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the HRH Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP
/s/ Ernst & Young LLP

Richmond, Virginia
June 21, 2002

HRH Retirement Savings Plan

Statement of Net Assets Available for Benefits

	December 31	
	2001	**2000**
Assets		
Investments, at fair value:		
Common Trust Fund	**$ 24,584,663**	$ 21,320,615
Mutual Funds	**72,382,519**	93,744,274
HRH Common Stock	**9,147,743**	4,664,331
HRH Stock Liquidity Fund	**54,359**	28,951
Participant loans	**2,820,802**	2,768,309
Total investments	**108,990,086**	122,526,480
Contribution receivable from Hilb, Rogal and Hamilton Company	**3,235,729**	2,440,714
Net assets available for benefits	**$ 112,225,815**	$ 124,967,194

HRH Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions	
Investment income	$ 1,290,367
Contributions:	
Hilb, Rogal and Hamilton Company	3,235,729
Employees	9,897,109
	13,132,838
Total additions	14,423,205
Deductions	
Benefit payments	10,905,813
Administrative expenses	224,039
Total deductions	11,129,852
Net realized and unrealized depreciation in fair value of investments	(16,046,782)
Transfers from plan mergers	12,050
Net decrease	(12,741,379)
Net assets available for benefits at beginning of year	124,967,194
Net assets available for benefits at end of year	$ 112,225,815

See notes to financial statements.

HRH Retirement Savings Plan

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the HRH Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Hilb, Rogal and Hamilton Company (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan includes a before-tax savings feature pursuant to Section 401(k) of the Internal Revenue Code (IRC). Under the before-tax savings feature, participants may elect to contribute from 1% to 20% of their salary on a before-tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company shall make a minimum matching contribution from current or accumulated profits of 100% of the first 3% of compensation contributed by a participant. In addition, each year the Company may contribute additional amounts from current or accumulated profits at the option of the Company's Board of Directors based on a percentage of participants' compensation.

Participants can elect one of several available options for investing their share of Company contributions and voluntary contributions. The accounts of those participants who do not make an investment election will be automatically invested in the PNC Investment Contract Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, (b) Plan earnings, and is charged with an allocation of administrative expenses. These allocations are based upon a participant's earnings or account balance, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions.

1. Description of the Plan (continued)

Vesting

Participants immediately vest in their voluntary contributions and earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on their years of continuous service. A participant is 100% vested after five years of credited service. Should the Plan terminate at some future time, participants will become 100% vested in their accounts.

Loans to Participants

The administrator may make loans to participants from the participant's account. These loans are secured by the participant's remaining account balance. Loans of terminated participants and loans in default are treated as distributions to the participant. Principal and interest are repaid ratably through semi-monthly payroll deductions.

Participants may obtain loans based on the vested value of their account balances; however, loans cannot exceed the lesser of 50% of the participant's account value or a maximum of $50,000 in accordance with the Department of Labor's regulations on loans to participants. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless the loan is used to purchase the participant's primary residence, in which case the loan term may exceed 5 years.

Payment of Benefits

Upon termination of service a participant, subject to Plan limitations, may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly or annual installments.

Administrative Expenses

Substantially all investment and administrative expenses of the Plan are paid by the Plan.

2. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

The Plan's investments are stated at fair value. Common trust funds are reported at current unit value which is based on quoted market prices. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. HRH common stock is valued at the quoted market price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

All of the Plan's investments are held by PNC Bank, N.A., trustee of the Plan.

3. Investments (continued)

Individual investments representing 5% or more of the fair value of net assets available for plan benefits were as follows:

	December 31	
	2001	**2000**
Common Trust Fund:		
PNC Investment Contract Fund	**$24,584,663**	$21,320,615
Mutual Funds:		
Janus Balanced Fund	–	8,846,628
BlackRock Index Equity Fund	**6,706,339**	7,652,484
BlackRock Large Cap Value Equity Fund	**6,884,199**	7,573,328
Fidelity Magellan Fund	**12,396,537**	14,554,470
Janus Worldwide Fund	–	14,907,149
BlackRock Small Cap Growth Fund	**5,278,047**	8,573,596
Janus Mercury Fund	–	16,006,772
Janus Adviser Balanced Fund	**8,143,409**	–
Janus Adviser Capital Fund	**9,793,220**	–
Janus Adviser Worldwide Fund	**10,294,901**	–
Phoenix Engemann Capital Growth Fund	–	4,306,340
Common Stock Fund:		
HRH Common Stock Fund	**9,147,743**	4,664,331

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Mutual Funds	$ (19,545,158)
Common Trust Fund	1,275,002
HRH Common Stock	2,223,374
	$ (16,046,782)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 21, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC.

5. Related-Party Transactions

Certain plan assets are invested in funds sponsored by the trustee and stock of the Plan Sponsor. Transactions involving those investments are considered to be party-in-interest transactions for which statutory exemption exists under the Department of Labor Regulations.

Supplemental Schedule

HRH Retirement Savings Plan
EIN 54-1194795, Plan 001

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
Common Trust Fund:		
*PNC Investment Contract Fund	10,376,617 shares	$ 24,584,663
Mutual Funds:		
*BlackRock Low Duration Bond Fund	265,373 shares	2,677,609
INVESCO Select Income Fund	201,940 shares	1,086,438
Janus Adviser Balanced Fund	355,607 shares	8,143,409
*BlackRock Index Equity Fund	304,695 shares	6,706,339
*BlackRock Large Cap Value Equity Fund	531,188 shares	6,884,199
Fidelity Magellan Fund	118,946 shares	12,396,537
Janus Adviser Worldwide Fund	351,122 shares	10,294,901
*BlackRock Small Cap Growth Fund	421,906 shares	5,278,047
Janus Adviser Capital Fund	459,560 shares	9,793,220
Phoenix-Engemann Balanced Return Fund	66,358 shares	1,824,832
Phoenix-Goodwin Multi-Sector Fixed Income Fund	48,426 shares	487,647
Phoenix-Aberdeen Worldwide Opportunities Fund	111,102 shares	802,154
Phoenix-Oakhurst Growth and Income Fund	26,909 shares	363,537
Phoenix-Engemann Aggressive Growth Fund	218,692 shares	3,210,393
Phoenix-Engemann Capital Growth Fund	158,518 shares	2,433,257
		72,382,519
***HRH Common Stock**	329,648 shares	9,147,743
HRH Stock Liquidity Fund	54,359 shares	54,359
*Participant Loans	Interest rates ranging from 6.00% to 10.50%; maturity dates vary with remaining terms from 1 to 28 years.	2,820,802
		2,875,161
Total investments		$ 108,990,086

* *Indicates party-in-interest to the Plan.*

EXHIBIT 23

CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-44735) pertaining to the HRH Retirement Savings Plan of Hilb, Rogal and Hamilton Company of our report dated June 21, 2002, with respect to the financial statements and schedule of the HRH Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

/s/ Ernst & Young LLP

Richmond, Virginia
June 21, 2002